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                                           .
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                                   CORZON, INC

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                                (Name of Issuer)

                          Common Stock, $.01 par value

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                         (Title of Class of Securities)

                                    22111X107

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                                 (CUSIP Number)

                                January 25, 2001

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             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)
         |X| Rule 13d-1(c)
         |_| Rule 13d-1(d)

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CUSIP No. 22111X107                    13G
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         WILLIAM S. WOULFIN
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
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3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES
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                  5    SOLE VOTING POWER

                       139,144,170 (see Note A)
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          N/A
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON              139,144,170 (see Note A)
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       N/A
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     139,144,170 (see Note A)
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    8.5%(see Note A)
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12  TYPE OF REPORTING PERSON*

    IN (see Note A)
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT

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ITEM 1 (a)   NAME OF ISSUER

             Corzon, Inc.

       (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

             1087 Broad Street
             4th Floor
             Bridgeport, CT 06604

ITEM 2 (a)   NAME OF PERSON FILING

             WILLIAM S. WOULFIN

       (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                  C/O LecStar Communications 4501 Circle 75 Parkway, Suite 4200 Atlanta, Georgia 30339

       (c)   CITIZENSHIP

             United States

       (d)   TITLE OF CLASS OF SECURITIES

             Common Stock, $.01 par value

       (e)   CUSIP NUMBER

             22111X107

ITEM 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or

       (c),  Check Whether the Person Filing is a:

       (a)   |_| Broker or dealer registered under section 15 of the Act

       (b)   |_| Bank as defined in section 3(a)(6) of the Act

       (c)   |_| Insurance company as defined in section 3(a)(19) of the Act

       (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940

       (e) |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

       (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

       (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

       (h) |_| A savings association as defined in section 3(b) of the Federal Deposit Insurance Act

       (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

       (j)   |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

       If this statement is filed pursuant to Rule 13d-1(c), check this box |X|

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ITEM 4 OWNERSHIP

       (a)   Amount beneficially owned:

              139,144,170 (see Note A)

       (b)   Percent of class:

             8.5% (see Note A)



       (c)   Number of shares as to which the person has:

             (i) Sole power to vote or to direct the vote:

              139,144,170  (see Note A)

             (ii) Shared power to vote or to direct the vote: N/A

             (iii) Sole power to dispose or to direct the disposition of:

              139,144,170  see Note A)

             (iv) Shared power to dispose or to direct the disposition of: N/A

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

       N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

       N/A

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

       N/A

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

       N/A


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ITEM 10 CERTIFICATION

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 28, 2001
                                        ----------------------------------------
                                        (Date)
                                         WILLIAM S. WOULFIN


                                        /s/ WILLIAM S. WOULFIN
                                        ----------------------------------------
                                        (Signature)




                                     NOTE A

The Reporting Person is the Chairman of the Board and Chief Executive Officer of the Issuer and the managing member of Woulfin, LLC. Woulfin, LLC received 138,566,820 shares of Common Stock of the Company on January 25, 2001 as a result of the merger of LecStar Communications into a wholly owned subsidiary of the Company.

At the time of receipt of the above mentioned shares, Woulfin, LLC held 1,800,000 shares of Common Stock of Lecstar Communications. The Reporting Person holds an aggregate of 577,350 warrants exercisable for Company Common Stock with an exercise price of $0.78, and with expiration dates ranging from 5/10/2002 to 6/12/2005.

The Reporting Person disclaims any beneficial interest in or voting rights in the shares of Common Stock of the Issuer held by or issuable upon the exercise of any conversion or other rights held by any other holder of shares or such rights of the Issuer.